[CLIFFORD CHANCE US LLP LETTERHEAD]

May 23, 2014

VIA EDGAR

Attn: Thomas Kluck, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0404

Re:	ZAIS Finance Corp.

Mr. Kluck:

     On behalf of ZAIS Financial Corp. (the “Issuer”) we hereby request the withdrawal of Post-Effective Amendment No. 2 to Form S-11 on Form S-3 Registration Statement (the “Amendment”), Registration No. 333-194551, filed May 20, 2014 with respect to the Issuer’s offer and resale from time to time of up to 3,151,498 shares of the Issuer's common stock, $0.0001 par value per share, by the selling stockholders identified therein or in supplements thereto. The Amendment, while reflected on the cover page as a post-effective amendment, was inadvertently filed with the wrong form type and should be reflected as an amendment to a Form S-3 (S-3/A). We wish to withdraw the Amendment to correct this error. Simultaneous with the submission of this letter, we will be filing a revised Amendment (“Post-Effective Amendment No. 2”) solely to rectify the filing error specified above. We therefore request that Post-Effective Amendment No. 2 be made effective immediately.

     Should you have any questions or require any additional information with respect to this filing, please contact me at (212) 878-8527 or by facsimile at (212) 878-8375.

Sincerely,

/s/ Jay Bernstein

Jay Bernstein
for CLIFFORD CHANCE US LLP